Exhibit 1

ANNOUNCEMENT TO BONDHOLDERS & ANALYSTS



FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002



LUXFER HOLDINGS PLC announces its intention of filing the company's condensed unaudited financial statements for the nine months ended 30 September 2002 with the Securities and Exchange Commission on 7th November 2002. The results are summarised as follows:


------------------------------------------------------------------------------------------------------------------
                            SUMMARY RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


                                             Three          Three           Nine          Nine              Full
                                         months to      months to      months to     months to           year to
                                           30 Sept        30 Sept        30 Sept       30 Sept            31 Dec
                                              2002           2001           2002          2001              2001
                                          (pound)M       (pound)M       (pound)M      (pound)M          (pound)M
-----------------------------------     -----------    -----------    -----------   -----------       -----------
Third party turnover:
   Continuing operations                      53.2           56.2          173.7         178.9             230.4
   Discontinued operations                     0.2            0.4            0.5          10.0              10.1
-----------------------------------     -----------    -----------    -----------    ----------       -----------

TURNOVER                                      53.4           56.6          174.2         188.9             240.5

-----------------------------------     -----------    -----------    -----------    ----------       -----------
Operating profit before goodwill &
exceptional items:
    Continuing operations                      3.7            1.4           11.7          12.5              13.9
    Discontinued operations                      -              -              -             -              (3.3)
-----------------------------------     -----------    -----------    -----------    ----------       -----------
                                               3.7            1.4           11.7          12.5              10.6

Goodwill amortisation                         (0.4)          (0.5)          (1.3)         (1.3)             (1.8)
Exceptional items                             (0.3)           -             (0.3)         (1.8)             (4.7)
-----------------------------------     -----------    -----------    -----------    ----------       -----------

OPERATING PROFIT                               3.0            0.9           10.1           9.4               4.1

-----------------------------------     -----------    -----------    -----------    ----------       -----------
Profit on sale of operations                   -              -              -             1.8               1.8
Disposal of fixed assets                       -              -              -             -                (0.6)
-----------------------------------     -----------    -----------    -----------    ----------       -----------
Profit before interest & tax                   3.0            0.9           10.1          11.2               5.3
Net interest                                  (3.4)          (3.8)         (10.2)        (11.6)            (14.7)
Taxation                                      (0.4)          (0.4)          (1.4)         (1.7)             (0.1)
-----------------------------------     -----------    -----------    -----------    ----------       -----------
Loss after taxation                           (0.8)          (3.3)          (1.5)         (2.1)             (9.5)
-----------------------------------     -----------    -----------    -----------    ----------       -----------

EBITDA - Total Group (1)                       6.3            3.7           19.3          19.7              20.2

EBITDA - Continuing Ops. (1)                   6.3            3.7           19.3          19.5              23.3

Operating cash flow                           21.2            2.3           21.2           2.3              11.8

Cash at bank and in hand                      18.7           11.0           18.7          11.0              13.3

Net assets                                     9.6           19.6            9.6          19.6              11.1

Net debt (net of cash)                      (110.5)        (118.1)        (110.5)       (118.1)           (118.8)
------------------------------------------------------------------------------------------------------------------
(1) EBITDA before exceptional items consists of operating profit before exceptional items, and the non-cash items of depreciation and goodwill amortisation.



GROUP RESULTS
Group turnover from continuing operations for the third quarter, at (pound)53.2 million, was down on the previous two quarters of 2002. The third quarter traditionally has a lower level of activity due to plant shut downs in the summer months at our own operations and also at some of our customers. Revenues were (pound)173.7 million for the first nine months of 2002 compared to (pound)179.8 million for the same period in 2001. Of the (pound)6.1 million difference, (pound)2.3 million is a translation difference arising primarily from the reduced sterling value of US dollar revenues as a result of the currency weakening in value.

The Group's profitability, before goodwill amortisation and exceptional items was (pound)11.7 million for the first nine months of 2002 compared to (pound)12.5 million for 2001. However, the rolling twelve-month EBITDA increased 13% to (pound)23.1 million for the twelve months to 30 September 2002 from the (pound)20.5 million as at the half year in 2002. This highlights the improving trend in profits over recent quarters driven largely by the cost reduction measures taken in late 2001 and early 2002.


----------------------------------------------------------------------------------------------------------------
                                              TURNOVER BY DIVISION

                                        Three          Three             Nine            Nine           Full
                                    months to      months to        months to       months to        year to
                                      30 Sept        30 Sept          30 Sept         30 Sept         31 Dec
                                         2002           2001             2002            2001           2001
                                     (pound)M       (pound)M         (pound)M        (pound)M       (pound)M
------------------------------     -----------    -----------      -----------      ----------     ----------
Gas Cylinders                            27.1            29.7            90.4            87.0          114.3
Elektron                                 22.7            22.0            71.8            77.2           97.7
Speciality Aluminium                      3.4             4.5            11.5            15.6           19.3
-----------------------------       ----------      ----------      ----------      ----------     ----------
Continuing operations                    53.2            56.2           173.7           179.8          231.3
Discontinued operations                   0.2             0.4             0.5            10.6           10.7
Inter-segment sales                         -               -               -            (1.5)          (1.5)
-----------------------------       ----------      ----------      ----------      ----------     ----------

TURNOVER                                 53.4            56.6           174.2           188.9          240.5
---------------------------------------------------------------------------------------------------------------


Turnover from continuing operations for the third quarter, at (pound)53.2 million, was down (pound)3.0 million (or 5%) compared with the prior year. The movement in the US dollar to sterling exchange rate accounted for (pound)1.9 million of this fall, through lower translated revenues.

The Gas Cylinder sales levels, at (pound)27.1 million, for the quarter were (pound)2.6 million lower than in 2001 due to a fall in aluminium cylinder volumes over the past year, combined with a (pound)1.2 million translation impact on US sales. In this quarter aluminium cylinder volumes were 17% lower than a year ago. This fall was partly offset by the continued increase in 2002 of composite cylinder volumes, which were up 18% in the third quarter of 2002 compared to the same quarter in 2001.

Elektron divisional sales at (pound)22.7 million, were slightly ahead of the (pound)22.0 million for the third quarter in 2001. Zirconium revenues were down 8%, partly through the translation effect of the weaker dollar on US sales, partly through a weaker business mix, and partly through price pressures in several market sectors. Magnesium sales revenues for the third quarter were 12% ahead of the same quarter in the prior year and accounted for the net increase in the divisional sales when compared to 2001. This increase reflects the recovery in some of the magnesium markets, with automotive die-casting revenues up 25% and magnesium reprocessing up 20%.

Speciality Aluminium sales levels, at (pound)3.4 million, compared to (pound)4.5 million for the prior third quarter, continued to be well behind prior year levels. Demand remains subdued in the UK and Europe, with some new sales initiatives taking time to realise a higher sales volume.



----------------------------------------------------------------------------------------------------------------------
                          OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

                                           Three            Three             Nine              Nine           Full
                                       months to        months to        months to         months to        year to
                                         30 Sept          30 Sept          30 Sept           30 Sept         31 Dec
                                            2002             2001             2002              2001           2001
                                        (pound)M         (pound)M         (pound)M          (pound)M       (pound)M
--------------------------------    -------------     -------------    -------------     -------------    ------------
Operating profit by division:
Gas Cylinders                               2.5               1.0              7.8               5.0            6.3
Elektron                                    1.7               0.9              5.4               8.0            8.6
Speciality Aluminium                       (0.5)             (0.5)            (1.5)             (0.5)          (1.0)
--------------------------------    -------------     -------------    -------------     -------------   ------------
Continuing operations                       3.7               1.4             11.7              12.5           13.9
Discontinued operations                       -                 -                -                 -           (3.3)
--------------------------------    -------------     -------------    -------------     -------------   ------------
Operating profit before
goodwill & exceptional items                3.7               1.4             11.7              12.5           10.6
Goodwill amortisation                      (0.4)             (0.5)            (1.3)             (1.3)          (1.8)
Exceptional items                          (0.3)                -             (0.3)             (1.8)          (4.7)
--------------------------------    -------------     -------------    -------------     -------------   ------------

OPERATING PROFIT                            3.0               0.9             10.1               9.4            4.1

------------------------------------------------------------------------------------------------------------------------


A profit of (pound)3.7 million was made before charges of (pound)0.4 million for goodwill and (pound)0.3 million of exceptional items. The profit was significantly higher than the (pound)1.4 million made in the third quarter of 2001, despite a lower level of sales. This improvement reflects the benefits of the rationalisation measures undertaken over the last year.

Gas Cylinders profitability, at (pound)2.5 million, was (pound)1.5 million ahead of the same quarter in 2001. The division has benefited from an improvement in sales mix with a higher volume of value-added composite cylinders, as well as from the closure of one of our UK plants in 2001, and the integration of SM Gerzat.


Elektron has also shown benefits from the rationalisation process with profits of (pound)1.7 million being nearly double the (pound)0.9 million achieved a year earlier on similar levels of sales. The Speciality Aluminium division had made some cost savings, but these have been offset by the loss of sales volumes, resulting in a loss of (pound)0.5 million in the quarter.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow
Operating cash flows remained strong in the quarter, with (pound)8.9 million of net cash inflows being generated, taking operating cash flow to (pound)21.2 million for the first nine months of the year. This compares favourably to a (pound)1.0 million outflow in the third quarter of 2001, the cumulative operating cash inflow of (pound)2.3 million for the first nine months of 2001, and the (pound)11.8 million for the full year to 31 December 2001.

Net debt
With cash balances at 30 September 2002 of (pound)18.6 million, net debt stood at (pound)110.5 million, compared to net debt of (pound)118.1 million at the same point in 2001. The Group's (pound)20 million short term borrowing lines remained undrawn during the quarter. At the end of the third quarter, rolling EBITDA for continuing operations was (pound)23.1 million and the net debt to EBITDA ratio fell to 4.8x, from the 5.6x reported at the half year.




                     -------------------------------------



Copies of the condensed unaudited financial statements are available from: Janet McCook, LUXFER HOLDINGS PLC, Victoria Building, Harbour City, Salford Quays, Manchester, M50 3SP.



Telephone  :+44 (0)161 911 8826              Fax  :+44 (0)161 911 8893

E-mail     :janet.mccook@luxfer.com



The company also advises bondholders that there will be a telephone conference at 3.00 pm GMT on 8th November 2002, to discuss the Group's financial results for the nine months ended 30th September 2002. Further details of this are also available from Janet McCook.



Other queries regarding this press release should initially be directed to Andy Beaden, telephone number +44 (0) 161 911 8829 or email: andy.beaden@luxfer.com.